

April 8, 2024

Gavriel Kahane
Managing Partner
Arkhouse Management Co. LP
106 W 56th Street, 17th Floor
New York, NY 10019

      Re: Arkhouse Management Co. LP
          Macy's, Inc.
          PRRN14A filed by Arkhouse Management Co. LP et al.
          Filed April 2, 2024
          File No. 001-13536

Dear Gavriel Kahane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

General

1.   We note your response to prior comment 11. Please note that the comment also applies to the form of proxy, which still refers to the address of the Commission's electronic filing system.

2.   Refer to comment 6 in our prior letter and your response. We continue to believe that the names of the Opposed and Other Company Nominees must be included in a revised preliminary proxy statement. Please identify those individuals in a revised preliminary filing.

Background to this Solicitation, page 4

3.   Refer to your disclosure about the execution of the Confidentiality Agreement on March

19, 2024. It has come to our attention that in connection with the execution of that agreement, the Company made due diligence materials available for your review in accordance with the Confidentiality Agreement, which materials have been accessed by your representatives. Please revise your disclosure accordingly, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions